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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                     JARDINE FLEMING CHINA REGION FUND, INC.
                       (Name of Subject Company (issuer))


                     JARDINE FLEMING CHINA REGION FUND, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    471110106
                      (CUSIP Number of Class of Securities)

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                              SEBASTIAN R. SPERBER
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                                   39TH FLOOR
                               BANK OF CHINA TOWER
                            ONE GARDEN ROAD, CENTRAL
                                HONG KONG, CHINA
                                 (852) 2521-4122
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)



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                            CALCULATION OF FILING FEE

====================================== =========================================
         Transaction Valuation                  Amount of Filing Fee
-------------------------------------- -----------------------------------------
           $ 9,699,167.26(a)                        $ 1,939.83(b)
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(a)  ______ Calculated as the aggregate maximum purchase price to be paid for
     1,172,856 shares in the offer, based upon a price per share of $8.2697, which represents 95% of the net asset value per share at July 9, 2001.
(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        $2,079.24
     Form or Registration No.       SC TO-I      File No.:005-49095
     Filing Party:                  Jardine Fleming China Region Fund, Inc.
     Date Filed:                    June 11, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

[X] Check the following box if the filing is a final amendment reporting the results of the tender offer:

July 13, 2001

JARDINE FLEMING CHINA REGION FUND, INC. ANNOUNCES FINAL TENDER OFFER RESULTS

Jardine Fleming China Region Fund, Inc. announces that the Fund's tender offer for 1,172,856 shares of its common stock, representing 20% of the Fund's issued and outstanding shares, expired as scheduled on 9 July at 12:00 midnight New York time. The Fund accepted 1,172,856 shares for payment at the price of $8.2697 per share.

A total of 2,667,475.89 shares were tendered in the offer. Therefore, on a prorated basis, 43.96843% of the shares properly tendered and not withdrawn have been accepted for payment. Management of the Fund expects that payment for the shares will be made on or shortly after July 13, 2001.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Jardine Fleming China Region Fund, Inc.

                                      By: /s/ John P. Falco

                                      Name: John P. Falco
                                      Title: Assistant Secretary
                                      Dated: July 13, 2001